Mail Stop 4561

September 6, 2006

VIA USMAIL and FAX (561) 423-7729

Mr. Donald B. Cohen
Chief Financial Officer
The Quantum Group, Inc.
3460 Fairlane Farms Road, Suite 4
Wellington, Florida 33414

      Re: **The Quantum Group, Inc.**
              Form 10-KSB for the year ended 10/31/2005
              Filed on 2/14/2006
              File No. 000-31727

Dear Mr. Donald B. Cohen:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                Sincerely,

                Jorge Bonilla
                Senior Staff Accountant